Room 4561

 April 19, 2006

Robert R.B. Dykes
Executive Vice President, Business Operations
      and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA  94089

	Re:	Juniper Networks, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2005
		Form 8-K Filed on January 25, 2006
		File No. 0-26339

Dear Mr. Dykes,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 51

1. Tell us when you last assessed the continuing applicability of your revenue model. Given the rapid technological advances inherent in your industry and the acquisitions of software companies you have completed since 2003, tell us what consideration you have given to whether the software embedded in your products could be more than incidental to your products and would therefore require the application of SOP 97-2. At a minimum, please address the following in your response:
a. Describe the nature of the services that are provided to purchasers of your maintenance agreements. We note that your maintenance services include "unspecified upgrades on a when and if available basis" (your page 51). Tell us whether these are software or hardware upgrades, or both. That is, tell us why the maintenance services do not qualify as PCS as defined by SOP 97-2. Indicate how you distinguish between warranty obligations and maintenance service obligations from that of PCS. Tell us whether the warranty and maintenance are separately priced extended contracts subject to FTB
90-1. If so, describe how you apply EITF 00-21 to separate the units of accounting and how your application of the relative fair value to allocate the fee complies with paragraph 4 of EITF 00-21.
Indicate
how you establish fair value.
b. Describe your consideration of each of the factors identified in the second footnote to SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination that software is incidental to your products. Your analysis should consider the "unspecified upgrades" (your page 51) and the software development cost incurred under SFAS 86 (your page 52).

Form 8-K filed on January 25, 2006

2. In view of the nature, content and format of your non-GAAP presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard, we note that the presentation of a full non-GAAP statement of operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. In addition, the purpose of your non-GAAP statement of operations appears to be to reconcile non-GAAP net income and earnings per share to GAAP net income and earnings per
share, however, this presentation includes numerous adjusted line items and subtotals, each of which constitutes a separate non-GAAP measure that must be justified and individually reconciled to fully conform to the requirements of Item 10(e)(1)(i) of  Regulation S-
K.
Tell us how you believe your presentation complies with this Item
and
with Regulation G including the requirements outlined below:
i. The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
ii. The specific manner in which management uses the non-GAAP measure
to conduct or evaluate its business;
iii. The economic substance behind management`s decision to use the
measure; and
iv. The material limitations associated with the use of the non-
GAAP
measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
3. Although you state that the press release is "furnished as
Exhibit
99.1", it appears that the press release is incorporated by
reference
into the Form 8-K which is in turn incorporated by reference into "any registration statement heretofore or hereafter filed under the
Securities Act of 1933." Non-GAAP measures presented in, or incorporated by reference into, a registration statement are also subject to the requirements of Item 10(e)(1)(ii) of Regulation S-K.
Tell us how you believe your presentation complies with paragraph
(B)
of this provision.  Further, indicate how you complied with
Question
8 of the June 13, 2003 FAQs Regarding the Use of Non-GAAP
measures.
* * * * *

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

								Sincerely,



								Stephen G. Krikorian
      							Branch Chief - Accounting

Robert R.B. Dykes
Juniper Networks, Inc.
April 19, 2006
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